UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	GTREX CAPITAL, INC.

Address of Principal Business Office:	43180 BUSINESS PARK DR., SUITE 202
TEMECULA, CA 92590
Telephone Number:	(951)587-9100

Name and Address of Agent for Service and Process:	GARY NERISON 43180 BUSINESS PARK DR., SUITE 202 TEMECULA, CA 92590

Commission File Number under the Securities Exchange Act of 1934:	333-5874

The following is the basis for the filing of this notification of withdrawal:

Historically, the Company intended to seek out investment securities as its core business.  The Company has determined, however, that in the current environment it would be better served to focus its efforts on the operation of its existing businesses rather than act as a passive investor.   In consideration of the planned future operations of the Company and its existing operations, some of which are foreign operated, the Board has evaluated and discussed the feasibility of the Company continuing as a BDC. The Board believes that given the changing nature of the Company’s business and investment focus from investing, reinvesting, owning, holding, or trading in investment securities toward that of an operating company whose focus will be on acquisitions of controlling investments in operating companies and assets, that the regulatory regime governing BDC’s is no longer appropriate and will hinder the Company’s future growth. In addition, the Board believes that the Company will not be required to be regulated under the Act these circumstances.

In addition, the Company was notified by a staff attorney at the Securities and Exchange Commission ("Commission") that the capital structure of the Company has not historically been compliant with 1940 Act provisions.  The Company believes that conforming it’s capital structure to the 1940 Act would be not only impractical but would also not ameliorate the Company’s past violations.

November 15, 2006	By: Gary Nerison Its: Chief Executive Officer